CUSIP NO.  925313                      13G                     PAGE 1 OF 6 PAGES



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

           Information to be included in Statements filed pursuant to
                        Rules 13d-1(b), (c), and (d) and
               Amendments thereto filed pursuant to Rule 13d-2(b)
                              (Amendment No. 1)(1)


                             VERSUS TECHNOLOGY, INC.
                  ---------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                     --------------------------------------
                         (Title of Class of Securities)


                                     925313
                             -----------------------
                                 (CUSIP Number)


                                 AUGUST 13, 1999
            --------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]   Rule 13d-1(b)
            [X]   Rule 13d-1(c)
            [ ]   Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Page 1 of 1 Pages
No Exhibit Index


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CUSIP NO. 925313                           13G                 PAGE 2 OF 6 PAGES


--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS        G III, LLC
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        38-3470424
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                             (b) [X]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Michigan
--------------------------------------------------------------------------------
    NUMBER OF
                           5       SOLE VOTING POWER
      SHARES                       6,000,000*

                                   *Made up of the 6,000,000 shares of common
                                   stock into which $1.5 Million of debt
                                   purchased by G III, LLC is convertible
                           -----------------------------------------------------
   BENEFICIALLY            6       SHARED VOTING POWER

                                   -0-
     OWNED BY              -----------------------------------------------------
                           7       SOLE DISPOSITIVE POWER
       EACH                        6,000,000*

                                   *Made up of the 6,000,000 shares of common
                                   stock into which $1.5 Million debt purchased
                                   by G III, LLC is convertible
                           -----------------------------------------------------
     REPORTING             8       SHARED DISPOSITIVE POWER

    PERSON WITH:                    -0-
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,000,000*

        *Made up of the 6,000,000 shares of common stock into which $1.5 Million of debt purchased by GIII, LLC is convertible
--------------------------------------------------------------------------------
 10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        11.9%

        *Calculated by dividing the number of shares in Item 9 (6,000,000) by the sum of the number of shares reported by Versus Technology to be outstanding (38,506,872) and the number of shares into which the total $3,000,000 debt offering is convertible (12,000,000)
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON

        00
--------------------------------------------------------------------------------


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CUSIP NO. 925313                           13G                 PAGE 3 OF 6 PAGES



--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS        DAVID L. GRAY*
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        *Mr. Gray is the sole managing member of G III, LLC
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                             (b) [X]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
    NUMBER OF
                           5       SOLE VOTING POWER
      SHARES                       6,123,000*

                                   *Includes the 6,000,000 shares beneficially
                                   owned by G III, LLC, 50,000 shares owned by
                                   Mr. Gray outright and 73,000 shares for which
                                   Mr. Gray has options to purchase
                           -----------------------------------------------------
   BENEFICIALLY            6       SHARED VOTING POWER

                                   -0-
     OWNED BY              -----------------------------------------------------
                           7       SOLE DISPOSITIVE POWER
       EACH                        6,123,000*

                                   *Includes the 6,000,000 shares beneficially
                                   owned by G III, LLC, 50,000 shares owned by
                                   Mr. Gray outright and 73,000 shares for which
                                   Mr. Gray has options to purchase
                           -----------------------------------------------------
     REPORTING             8       SHARED DISPOSITIVE POWER

    PERSON WITH:                    -0-
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,123,000*

        *Includes the 6,000,000 shares beneficially owned by G III, LLC, 50,000 shares owned by Mr. Gray outright and 73,000 shares for which Mr. Gray has options to purchase
--------------------------------------------------------------------------------
 10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        12.1%

        Calculated by dividing the number of shares in Item 9 (6,123,000) by the sum of the number of shares reported by Versus Technology to be outstanding (38,506,872), the number of shares into which the total $3,000,000 debt offering is convertible (12,000,000), and the total number of shares otherwise owned directly or indirectly by Mr. Gray (123,000)
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

CUSIP No. 925313                    13G                        Page 4 of 6 Pages




ITEM 1.

(a)  Name of Issuer: VERSUS TECHNOLOGY, INC.
(b)  Address of Issuer's Principal Executive Offices:     2600 MILLER ROAD,
     TRAVERSE CITY, MICHIGAN 49684


ITEM 2.

(a)  Name of Person Filing: G III, LLC
(b)  Address of Principal Business Office:   11092 LAKE MICHIGAN DRIVE, P.O.
     BOX 276, EMPIRE, MICHIGAN 49630
(c)  Citizenship:
(d)  Title of Class of Securities:   COMMON STOCK
(e)  CUSIP Number:       925313


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

(a) - (j)  Not Applicable.


ITEM 4.    OWNERSHIP

(a)      See response to Number 9 on cover page for G III, LLC.
(b)      See response to Number 11 on cover page for G III, LLC.
(c)(i)   See response to Number 5 on cover page for G III, LLC.
(d)(ii)  See response to Number 6 on cover page for G III, LLC.
(e)(iii) See response to Number 7 on cover page for G III, LLC.
(f)(iv)  See response to Number 8 on cover page for G III, LLC.


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable


ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable

CUSIP No. 925313                     13G                       Page 5 of 6 Pages



ITEM 1.

(a)    Name of Issuer:  VERSUS TECHNOLOGY, INC.
(b)    Address of Issuer's Principal Executive Offices:    2600 MILLER ROAD,
       TRAVERSE CITY, MICHIGAN 49684


ITEM 2.

(a)    Name of Person Filing:  DAVID L. GRAY
(b)    Address of Principal Business Office:    11092 LAKE MICHIGAN DRIVE, P.O.
       BOX 276, EMPIRE, MICHIGAN 49630
(c)    Citizenship:        UNITED STATES
(d)    Title of Class of Securities:   COMMON STOCK
(e)    CUSIP Number:       925313


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

(a) - (j)  Not Applicable.


ITEM 4.       OWNERSHIP

(a)      See response to Number 9 on cover page for David L. Gray.
(b)      See response to Number 11 on cover page for David L. Gray.
(c)(i)   See response to Number 5 on cover page for David L. Gray.
(d)(ii)  See response to Number 6 on cover page for David L. Gray.
(e)(iii) See response to Number 7 on cover page for David L. Gray.
(f)(iv)  See response to Number 8 on cover page for David L. Gray.


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable

CUSIP No. 925313                          13G                  Page 6 of 6 Pages




ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

          Not applicable


ITEM 10.      CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          August 19, 1999
                          ------------------------------------------------------
                          Date



                          David L. Gray
                          ------------------------------------------------------
                          Signature


                          Individually and as sole managing member of G III, LLC
                          ------------------------------------------------------
                          Name/Title